Filed by Lender Processing Services, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Act of 1934

Subject Company: Lender Processing Services, Inc.
Commission File No.:  001-34005

The information filed herewith was first provided to LPS’ employees on May 28, 2013.

An Important Announcement for LPS Employees from Hugh Harris

This morning, LPS entered into a definitive agreement to be acquired by Fidelity National Financial for $33.25 per share in cash and stock. LPS and FNF’s ServiceLink operations will be combined in a new entity, and FNF will sell a 19% ownership stake to private equity firm THL Partners, with FNF retaining the remaining 81%.

We are excited about this transaction, as it will enable us to further expand our comprehensive suite of offerings that represents the best solution set the mortgage industry has to offer. The combination of these two groups will enable our clients to benefit from increased resources and technology.

Strategic Rationale and Benefits

There are a number of key benefits we expect to see from this transaction:

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Expanded client base – The new entity will have the opportunity to provide its technology, products, data and services to a larger client base, and will be able to offer a wider array of solutions to existing clients. Providing superior support, products and services to our current and new customers is extremely important to our future success.

●	Financial strength – The enhanced company will benefit from an expanded client base and the backing of a strong, financially stable company.

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A stronger company – The combination will create a stronger industry partner with greater flexibility, broader product offerings, and enhanced financial stability and opportunities to generate revenue. It will further enhance operating efficiencies, so we can deliver the highest possible value to our clients.

Focus on Clients is Essential

Our employees are our greatest asset. You ensure our clients receive the best solutions and support possible. It is very important that we stay focused on our customers and continue to deliver excellent service throughout this process. Please assure our customers that the superior service and support they are accustomed to receiving will continue; and then I ask you to follow through on that commitment.

Communications

Attached are frequently asked questions and key messages, which have also been posted to myLPSonline.com, the company’s intranet, here. To review this morning’s press release, click here. If you are unable to access the intranet, please contact your HR manager.

We will email and post to the intranet updates regarding this transaction as often as possible. If you would like to be notified when information is added or updated, you can sign up for automatic alerts to notify you.

If you receive inquiries from the media or anyone else seeking information about our company, the transaction, our employees or how we do business, please take the person’s name, phone number and e-mail address and forward that information to [contact redacted].

Next Steps

This announcement is the first step in the process. The shareholders will then vote on the transaction, which is subject to regulatory and other customary closing conditions. If these conditions are met, we expect the transaction will close in the fourth quarter of 2013. Until that time, we will continue to operate as independent businesses, but we look forward to the ultimate integration of these successful operations.

I want to take this opportunity to thank you for your continued dedication and support. We have the best employees in the industry, and we are excited about the new opportunities this transaction will provide.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed acquisition of LPS by FNF. In connection with the proposed acquisition, LPS and FNF intend to file relevant materials with the SEC, including FNF’s registration statement on Form S-4 that will include a joint proxy statement of FNF and LPS that also constitutes a prospectus of FNF. Investors and security holders are urged to read all relevant documents filed with the SEC, including the joint proxy statement/prospectus, because they will contain important information about the proposed transaction. Investors and security holders are able to obtain the documents (once available) free of charge at the SEC’s website, http://www.sec.gov, or for free from LPS by contacting Nancy Murphy at 904.854.8640 or for free from FNF by contacting Dan Murphy at 904.854.8120 Such documents are not currently available.

Participants in Solicitation

FNF, LPS and their respective officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from both companies’ shareholders with respect to this transaction. A description of any interests that any such participant may have in the transaction will be available in the joint proxy statement/prospectus (once available). Information concerning FNF’s directors and executive officers is set forth in FNF’s proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 12, 2013, and its annual report on Form 10-K filed with the SEC on Feb. 27, 2013. Information concerning LPS’ directors and executive officers is set forth in LPS proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 9, 2013, and its annual report on Form 10-K filed with the SEC on Feb. 25, 2013. These documents are available free of charge at the SEC’s web site www.sec.gov or from FNF and LPS using the contact information above.

Forward Looking Statements

This communication contains forward-looking statements that involve a number of risks and uncertainties. Statements that are not historical facts, including statements regarding our expectations, hopes, intentions or strategies regarding the future are forward-looking statements. Forward-looking statements are based on management’s beliefs, as well as assumptions made by, and information currently available to, management. Because such statements are based on expectations as to future financial and operating results and are not statements of fact, actual results may differ materially from those projected. LPS undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The risks and uncertainties which forward-looking statements are subject to include, but are not limited to: the parties’ ability to consummate the transaction; the conditions to the completion of the transaction, including the receipt of stockholder approvals; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the arrangement within the expected time-frames or at all and to successfully integrate LPS’s operations into those of FNF; such integration may be more difficult, time-consuming or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the transaction; the retention of certain key employees of LPS may be difficult; changes in general economic, business and political conditions, including changes in the financial markets; weakness or adverse changes in the level of real estate activity, which may be caused by, among other things, high or increasing interest rates, a limited supply of mortgage funding or a weak U. S. economy; and other risks detailed in the parties’ filings with the Securities and Exchange Commission (“SEC”), including LPS’s and FNF’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. FNF and LPS assume no obligation to update the information in this communication, except as otherwise required by law.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.